Media Contact: John Lovallo Phone: 917-612-8419 Email: jlovallo@levick.com
News Release
FOR IMMEDIATE RELEASE
CAVCO INDUSTRIES ANNOUCES EXECUTIVE LEADERSHIP CHANGES

The Board of Directors names Daniel Urness President and Acting Chief Executive Officer
Joseph Stegmayer Transitions to Director of Strategic Initiatives

PHOENIX, November 8, 2018 – Today, Cavco Industries, Inc. (Nasdaq: CVCO) (the "Company") announced executive leadership changes. The Company's Board of Directors (the "Board") has appointed Daniel Urness as President and Acting Chief Executive Officer, effective immediately. In his new role, Mr. Urness will be responsible for day-to-day leadership of the Company. The Company also announced that Joshua Barsetti, the Company's Chief Accounting Officer, will assume the duties of principal financial officer for purposes of financial filings and certifications.
William Boor, Chairman of the Company's Audit Committee, a member of the Company's Compensation Committee and an independent member of the Board since July 2008, will assume the duties of non-executive Chairman of the Board.
Daniel Urness has worked for and on behalf of the Company for nearly 20 years in numerous leadership positions and has long been part of the Company’s Chief Executive Officer succession plan. Most recently, Mr. Urness served as Cavco's Executive Vice President, Chief Financial Officer and Treasurer until August 2018, when he resigned from that position to work more closely with the Company's home building production facilities to gain additional experience as part of the Company's succession planning efforts. As Executive Vice President, Mr. Urness played a key role in advancing Cavco's operational initiatives, which established the foundation for the Company's successes.
"The Board fully supports Cavco's current strategy and is confident that Dan Urness is the right person to build on our Company's success," commented Mr. Boor. "We are fortunate to have Dan return to our executive leadership team as our new President and Acting Chief Executive Officer," he added.
Joseph Stegmayer, former Chairman, President and Chief Executive Officer, commented that "Dan Urness is a great choice to lead Cavco. He is a strong leader, with the ability to connect with customers, partners and teammates. His institutional knowledge of our Company and significant industry experience will ensure a smooth leadership transition. I look forward to continuing to serve the Company in my new role."
The Company also announced that it had received a subpoena from the Securities and Exchange Commission's Division of Enforcement ("SEC") requesting certain documents relating to, among other items, trading of the stock of another public company. Subsequent to sending the Company a subpoena, the SEC sent a subpoena for documents and testimony to Joseph Stegmayer, regarding similar issues. The Company has initiated an independent investigation and intends to cooperate fully with the SEC's investigation. Please see Part II, Item 1, Legal Proceedings section of the Company's quarterly report on Form 10-Q for the period ended September 29, 2018, filed with the Securities and Exchange Commission contemporaneously with the issuance of this press release, for additional information regarding this matter.
Mr. Stegmayer stepped down from his position as Chairman, President and Chief Executive Officer of the Company after an internal investigation, conducted by independent legal counsel, identified certain violations of Company policy related to securities trading activities conducted by Mr. Stegmayer. The Board's decision to transition Mr. Stegmayer to a non-executive role allows the Company to retain his deep industry and operational experience.

"The Board took actions that it believes to be in the best interest of the Company and its stakeholders," commented Mr. Boor. "Cavco remains a strong Company and is well positioned for the future under Dan's leadership."
Daniel Urness, President and Acting Chief Executive Officer

Mr. Urness, 50, was previously Cavco's Executive Vice President, Chief Financial Officer and Treasurer from April 2015 until August 2018. Previously, Mr. Urness served as Cavco's Vice President, Chief Financial Officer and Treasurer from January 2006 to April 2015 and as a director and/or officer of certain of Cavco's major subsidiaries, including Palm Harbor Homes, Inc., Fleetwood Homes, Inc., CountryPlace Acceptance Corp. and Standard Casualty Company. Mr. Urness was also Cavco's Interim Chief Financial Officer from August 2005 to January 2006, Corporate Controller from May 2005 to August 2005, financial consultant to the Company from June 2002 to May 2005 and Controller from May 1999 to June 2002. Prior to joining Cavco, Mr. Urness served as manager and staff at Deloitte & Touche LLP for approximately six years.

Joshua Barsetti, Principal Financial Officer

Mr. Barsetti, 38, has served as Cavco's Chief Accounting Officer since August 31, 2018. Previously, Mr. Barsetti served as the Company's Senior Director of Financial Administration from August 2017 to August 2018 and as the Company's Director of Internal Audit from October 2014 to August 2017. Prior to joining Cavco, he served as the Director of Financial Reporting at Universal Technical Institute ("UTI") from November 2013 to October 2014 and previously served as UTI's Audit Manager and Senior Audit Manager from May 2011 to November 2013. He held various internal audit positions at Viad Corp. from September 2005 to May 2011, most recently as an Internal Audit Manager. Mr. Barsetti holds a Bachelor's degree in Accounting from Northern Arizona University and is a registered Certified Public Accountant.

William Boor, Chairman of the Board

Mr. Boor is Chief Executive Officer of Great Lakes Brewing Company, a large craft brewery in Cleveland, Ohio, a position he has held since September 2015. From December 2014 to September 2015, Mr. Boor was principal of MIB Holding Co LLC, a mining development company. From 2007 to 2014, Mr. Boor served in various executive positions with Cliffs Natural Resources, Inc. ("Cliffs"), most recently serving as Executive Vice President - Corporate Development and Chief Strategy/Risk Officer and President-Ferroalloys. Among other roles prior to Cliffs, Mr. Boor held the position of Vice President, Corporate Development at Centex Corporation. During that tenure, Cavco was a subsidiary of Centex, and Mr. Boor worked on the Cavco strategy and its eventual spin-off in 2003. Mr. Boor earned a Master of Business Administration degree from Harvard Business School and is a Chartered Financial Analyst.

About Cavco Industries, Inc.

Cavco Industries, Inc., headquartered in Phoenix, Arizona, designs and produces factory-built housing products primarily distributed through a network of independent and Company-owned retailers. The Company is one of the largest producers of manufactured homes in the United States, based on reported wholesale shipments, marketed under a variety of brand names including Cavco Homes, Fleetwood Homes, Palm Harbor Homes, Fairmont Homes, Friendship Homes, Chariot Eagle and Lexington Homes.

The Company is also a leading producer of park model RVs, vacation cabins, and systems-built commercial structures, as well as modular homes built primarily under the Nationwide Homes brand. Cavco's mortgage subsidiary, CountryPlace Mortgage, is an approved Fannie Mae and Freddie Mac seller/servicer, a Ginnie Mae mortgage-backed securities issuer that offers conforming mortgages, non-conforming mortgages and home-only loans to purchasers of factory-built homes. Our insurance subsidiary, Standard Casualty, provides property and casualty insurance to owners of manufactured homes.

Forward-Looking Statements

Certain statements contained in this release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. In general, all statements that are not historical in nature are forward-looking. These include predictions concerning the success of the Company's future operations. All forward-looking statements are subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including, but not limited to, potential financial impact on the Company; the risk of potential litigation or regulatory action arising from the internal investigation and its findings; and potential reputational damage that the Company may suffer as a result of the matters under investigation. Readers are specifically referred to the Risk Factors described in Item 1A of the 2018 Form 10-K, as may be amended from time to time, which identify important risks that could cause actual results to differ from those contained in the forward-looking statements. Cavco expressly disclaims any obligation to update any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise. Investors should not place any reliance on any such forward-looking statements.